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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response . . .11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Freeport-McMoRan Copper & Gold Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

35671D857
(CUSIP Number)

Douglas N. Currault II
1615 Poydras Street
New Orleans, Louisiana 70112
(504) 582-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 35671D857
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). James R. Moffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	3,874,541(1)
	8.	Shared Voting Power	585,024(1)
	9.	Sole Dispositive Power	3,874,541(1)
	10.	Shared Dispositive Power	585,024(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,459,565(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		3.0%(2)
14.	Type of Person Reporting (See Instructions)		IN

(1)	These numbers reflect the Reporting Person’s beneficial ownership as of February 14, 2003.

(2)

Based on 145,257,910 shares of Class B Common Stock of the Issuer outstanding as of January 31, 2003, plus options to acquire 3,854,653 shares of Class B Common Stock of the Issuer held by the Reporting Person.

            This Amendment No. 1 amends certain items of the Schedule 13D filed by James R. Moffett on March 4, 2002 (the "Original Schedule 13D") to report that Mr. Moffett has ceased to beneficially own 5% of the Issuer’s Class B Common Stock. Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

(a)	Item 4 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

Item 4.		Purpose of Transaction.

                          Effective May 3, 2002, the Issuer converted all of its Class A Common Stock to shares of Class B Common Stock. As a result of this conversion, the Issuer’s outstanding Class B Common Stock increased and Mr. Moffett’s percentage ownership of the Class B Common Stock decreased. As of February 14, 2003, Mr. Moffett is the beneficial owner of (i) 604,912 shares of Class B Common Stock (which includes 533,024 shares held by a family limited liability company of which Mr. Moffett is a member, 52,000 shares held by a foundation of which Mr. Moffett is president and a director, and 19,888 shares credited to Mr. Moffett’s account in the Issuer’s Employee Capital Accumulation Program); and (ii) options to acquire 3,854,653 shares of Class B Common Stock that are currently exercisable or exercisable within 60 days, all of which represent 3.0% of the Issuer’s outstanding Class B Common Stock. Mr. Moffett expressly disclaims beneficial ownership of the 52,000 shares of Class B Common Stock held by the foundation.

                          There are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. James R. Moffett is Chairman of the Board and Chief Executive Officer of the Issuer. In the course of performing his duties for the Issuer, Mr. Moffett may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

(b)	Item 5 is amended and restated to read in its entirety as follows:

Item 5.		Interest in Securities of the Issuer.

           (a), (b), and (d)         As of February 14, 2003, James R. Moffett is the beneficial owner of 4,459,565 shares of Class B Common Stock, which is approximately 3.0% of the outstanding shares of Class B Common Stock. Mr. Moffett has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,874,541 of such shares, which include (i) options to acquire 3,854,653 shares of Class B Common Stock that are currently exercisable or exercisable within 60 days, and (ii) 19,888 shares credited to Mr. Moffett’s account in the Issuer’s Employee Capital Accumulation Program. Mr. Moffett shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 585,024 of such shares. Of such 585,024 shares as to which Mr. Moffett shares voting and investment power, (i) 533,024 are held by a family limited liability company of which Mr. Moffett is a member, which limited liability company has the right to receive dividends from, and the proceeds from the sale of, such shares, and (ii) 52,000 are held by a foundation of which Mr. Moffett is president and a director, which foundation has the right to receive dividends from, and the proceeds from the sale of, such shares. Mr. Moffett expressly disclaims beneficial ownership of the 52,000 shares of Class B Common Stock held by the foundation.

	(c)	During the past 60 days, the Reporting Person had the following transactions in the Class B Common Stock of the Issuer:

	01/28/03	Exercised options to acquire 500,000 shares of Class B Common Stock at a price of $9.9375 per share;

	01/28/03	Delivered 265,637 shares of Class B Common Stock at $18.7050 per share to the Issuer in payment of option exercise price;

	01/28/03	Transferred 500,000 shares acquired upon option exercise to family limited liability company;

	01/28/03	Sold 165,000 shares of Class B Common Stock sold by family limited liability company on the open market at $18.65 per share; and

	01/28/03	Sold 135,000 shares of Class B Common Stock sold by family limited liability company on the open market at $18.60 per share.

	(e)	Date the Reporting Person ceased to beneficially own more than 5% of shares:

May 3, 2002

(c)	Item 6 is amended and restated to read in its entirety as follows:

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The Reporting Person is the Chairman of the Board and the Chief Executive Officer of the Issuer. As of February 14, 2003, the Reporting Person has the right to acquire 3,854,653 shares of Class B Common Stock upon the exercise of options granted pursuant to the Issuer’s stock option plans. In addition, there are 19,888 shares of Class B Common Stock credited to the Reporting Person’s account in the Issuer’s Employee Capital Accumulation Program.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003	/s/ James R. Moffett
Date	James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)